Mail Stop 3561

July 24, 2009

By Facsimile and U.S. Mail

Mr. Scott Jarus
Interim Chief Executive Officer
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California 90245

> **Re: Ironclad Performance Wear Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **File No. 0-51365**

Dear Mr. Jarus:

We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief